[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

September 1, 2017

Trace W. Rakestraw

Staff Attorney

David Manion

Staff Accountant

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE:	XAI Octagon Floating Rate Alternative Income Term Trust
(File Nos. 333-217196 and 811-23247)

Dear Mr. Rakestraw:

Thank you for your telephonic comments received August 29, 2017, regarding Pre-Effective Amendment No. 2 to the registration statement on Form N-2 (the “Registration Statement”) filed by XAI Octagon Floating Rate Alternative Income Term Trust (the “Trust”) on August 28, 2017. We have considered your comments to the Registration Statement and, on behalf of the Trust, responses to those comments are set forth below. Changes will be reflected in Pre-Effective Amendment No. 3 to the Registration Statement, which the Trust intends to file on or about the date hereof and will be marked to show all changes made since the filing of Pre-Effective Amendment No. 2 to the Registration Statement.

General

Comment 1:	In footnote 11 to the Expense Table, include Common Shareholder Transaction Expenses.

Response 1:	The Trust has made the requested revisions.

Comment 2	Confirm that audited seed financials, the auditor’s report with respect to such financials and an auditor consent will be filed in a subsequent pre-effective amendment.

Response 2:	The Trust confirms that Pre-Effective Amendment No. 3 contains audited seed financials, the auditor’s report with respect to such financials and an auditor’s consent.

Comment 3:	In note 3 to the seed financials, disclose the period over which offering costs borne by the Trust will be amortized.

Response 3:	The Trust has discussed this comment with its auditors. Because the Trust is a closed-end fund selling shares in an initial public offering, offering expenses are not amortized. As noted in note 3, offering expenses borne by the Trust will be charged to paid-in capital upon sale of the shares to the public.

Comment 4:	Revise note 4 to the seed financials to define “Managed Assets” at first use.

Response 4:	The Trust has made the requested revision.

Comment 5:	Provide further information regarding why CLO subordinated notes are included in the Trust’s policy of investing at least 80% of its assets in floating rate instruments.

Response 5:	The Trust continues to believe that the variable nature of payments on CLO subordinated notes, which vary according to changes in the interest received on the underlying collateral (which generally consists of floating rate senior loans) and the interest payable on the floating rate senior tranches of the CLO are consistent with such notes being characterized as floating rate instruments. Nonetheless, in light of the Staff’s comment, the Trust has changed its name and 80% policy to suggest a broader investment focus, including both floating rate instruments and other structured credit investments.

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Should you have any questions concerning our responses to your comments, please direct them to the undersigned at (312) 407-0641.

Sincerely,

/s/ Kevin T. Hardy
Kevin T. Hardy

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